Exhibit 1

NXP to acquire Marvell’s WiFi and Bluetooth Connectivity Assets

•	NXP to pay $1.76 Billion in cash for Marvell’s WiFi and Bluetooth/BLE combo solutions portfolio

•	Expands NXP’s Industrial & IoT, Automotive and Communication Infrastructure footprint

EINDHOVEN, The Netherlands, May 29, 2019 – NXP Semiconductors N.V. (NASDAQ: NXPI) announces today that its wholly owned subsidiary has entered into a definitive agreement with Marvell (NASDAQ: MRVL) under which NXP will acquire Marvell’s Wireless Connectivity portfolio in an all-cash, asset transaction valued at $1.76 billion. The acquisition encompasses Marvell’s WiFi Connectivity Business Unit, Bluetooth technology portfolio and related assets.

The acquisition will enable NXP to deliver complete, scalable processing and connectivity solutions to its customers across its focus end markets. The acquisition includes approximately 550 people worldwide. NXP expects the acquisition to create new revenue opportunities in its target end markets. With approximately $300 million in revenue in Marvell’s fiscal 2019, NXP anticipates revenue associated with the acquired assets to double by 2022. The acquisition is expected to be accretive to NXPs non-GAAP operating profit in the first full quarter after the transaction closes.

The transaction is expected to close by the first quarter of 2020, subject to customary closing conditions, including regulatory approvals.

Marvell’s connectivity team has been a pioneer in providing innovative, secure and reliable Wi-Fi and Bluetooth combo solutions for nearly two decades. The acquisition enables NXP to offer its customers a full range of wireless connectivity solutions including WiFi 4, 5, 6 and Bluetooth/ BLE combo along with its flagship edge computing platforms including I.MX, Layerscape, Kinetis, LPC and the newly introduced RT Crossover Processors to provide comprehensive, turn-key solutions for the Industrial & IoT, Automotive and Communication Infrastructure markets that simplifies customers’ supply chain logistics and improves time-to-market.

“We are excited to be able to combine Marvell’s world-class connectivity with NXP’s industry leading embedded processing, we can offer our customer base the broadest portfolio of Edge solutions which includes tailored security and a full suite of wireless connectivity spanning WiFi, Bluetooth, Bluetooth Low Energy, Zigbee, Thread and NFC,” said Richard Clemmer, chief executive officer of NXP. “I am delighted this world-class team with the right set of complementary connectivity technologies is joining NXP, enabling us to deliver on our commitment to provide Secure Connections for the Smarter World.”

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s acquisition of Marvell’s Wireless Connectivity Assets, the expected revenue associated with these assets and any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: risk that the announced acquisition will not close, risk that NXP will not realize the anticipated benefits or that such benefits may take longer than anticipated to realize and market demand and semiconductor industry conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, https://investors.nxp.com or from the SEC website, www.sec.gov

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has approximately 30,000 employees in more than 30 countries and posted revenue of $9.41 billion in 2018. Find out more at www.nxp.com.

For further information, please contact:

Investors:	Media:

NXP Semiconductors	NXP Semiconductors
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

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